Exhibit (a)(5)(i)

SL Industries, Inc. Launches Modified
Dutch Auction Tender Offer to Repurchase
up to $10 Million of Its Common Shares
at a Cash Purchase Price Not Greater Than $13.50 Per Share
Nor Less Than $12.00 Per Share

MT. LAUREL, N.J., May 30, 2012 — SL Industries, Inc. (NYSE MKT: SLI) (the “Company”) today announced the commencement of a modified “Dutch auction” tender offer to repurchase up to $10 million of its common shares at a price per share not less than $12.00 and not greater than $13.50.  The tender offer will expire at 12:00 midnight, New York City time, on Wednesday, June 27, 2012 (which is the end of the day on June 27, 2012), unless extended or withdrawn by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials. The closing price of the Company’s stock on the NYSE MKT was $11.44 on May 29, 2012. The maximum number of shares proposed to be purchased in the tender offer represents approximately 18.8% of the Company’s outstanding shares.

A modified “Dutch auction” tender offer allows shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable the Company to purchase $10 million of its common shares, or such lesser number of shares that are properly tendered. The Company also reserves the right to purchase up to an additional 2% of its common shares outstanding without amending or extending the tender offer. All shares accepted for payment will be purchased at the same price, regardless of whether a shareholder tendered such shares at a lower price within the range. If, based on the final purchase price determined in the tender offer, more than $10 million in value of common shares are properly tendered and not properly withdrawn, then the Company will purchase shares tendered at or below the per share purchase price on a pro rata basis as specified in the Offer to Purchase. Shareholders whose shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, after the expiration of the tender offer.

The Company’s directors and executive officers and entities associated with them will not tender any of their common shares in the tender offer.

The tender offer will be funded through available cash and borrowings under our revolving Credit Facility with Bank of America, N.A., individually, as agent, issuer and a lender thereunder, and the other financial institutions party thereto.  All shares purchased by the Company in the tender offer will be cancelled and returned to the status of authorized but unissued stock.  The tender offer is not contingent upon any minimum number of common shares being tendered. However, the tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to shareholders.

Neither SL Industries, Inc., its board of directors, the information agent nor the depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer or as to the purchase price or prices at which to tender them. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

Tender Offer Statement

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common shares. The solicitation and offer to buy the Company’s common shares will only be made pursuant to the Offer to Purchase and related materials that are being sent to the Company’s shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission (the “SEC”) through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents from MacKenzie Partners, Inc. the information agent for the tender offer, by directing such request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, telephone (212) 929-5500 or toll-free (800) 322-2885.  Shareholders and investors who have questions or need assistance may call the information agent at the above numbers.  The depositary for the tender offer is American Stock Transfer & Trust Company LLC.

About SL Industries

SL Industries, Inc., designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. For more information about SL Industries, Inc. and its products, please visit the Company’s web site at www.slindustries.com.

Forward-Looking Statements

This press release contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: the effectiveness of the cost reduction initiatives undertaken by the Company, changes in demand for the Company’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company’s filings and reports with the Securities and Exchange Commission. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Contact:

MacKenzie Partners, Inc.

800-322-2885